

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

September 7, 2016

<u>Via E-mail</u>
Jean Hu
Chief Financial Officer
Marvell Technology Group Ltd.
Canon's Court
22 Victoria Street
Hamilton HM 12, Bermuda

Re: **Marvell Technology Group Ltd.**
       Form 10-K for the Fiscal Year Ended January 30, 2016
       Filed July 21, 2016
       Form 8-K filed July 27, 2016
       File No. 000-30877

Dear Ms. Hu:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

<u>Form 10-K for the Fiscal Year Ended January 30, 2016</u>

<u>General</u>

1.   A press release on your website indicates that Samsung's Galaxy J1 smartphone is powered by your ARMADA chip. A publicly available website provides prices for the Samsung's Galaxy J1 smartphone in Sudan and Syria and identifies stores located in multiple cities in each of Sudan and Syria where the Galaxy J1 can be purchased.

Sudan and Syria are designated by the Department of State as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of any past, current, and anticipated contacts with Sudan and Syria, whether through subsidiaries, distributors, partners, customers, joint ventures or other direct or indirect arrangements. You should describe any services, products, information or technology you have provided to Sudan or Syria, directly or indirectly, and any agreements, commercial arrangements, or other contacts you have had with the governments of those countries or entities they control.

2.   Please discuss the materiality of any contacts with Sudan and Syria you describe in response to the comment above, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Sudan and Syria.

3.   You state on page 5 of the 10-K filed March 27, 2014 that your customers include Huawei and ZTE. We are aware of news articles stating that Huawei is effectively banned from selling its telecommunications network equipment in the United States and that the U.S. Department of Commerce is investigating Huawei for its alleged export or re-export of U.S. technology to Sudan, Syria and Iran, another U.S.-designated state sponsor of terrorism, in violation of U.S. export control laws. Also, information published by the U.S. Department of Commerce and reported by various news organizations indicates that ZTE has re-exported controlled items to sanctioned countries contrary to U.S. law, and that it planned and organized a scheme to establish, control and use a series of shell companies to re-export controlled items to Iran in violation of U.S. export control laws. Please address for us the possibility that this information will have adverse reputational and other effects upon you because of your business relationship with Huawei and ZTE.

Note 1 — The Company and its Significant Accounting Policies

Revenue Recognition, page 69

4.   We note that a portion of your revenues are derived from sales through third-party logistics providers. Please expand your accounting policy to address inventories on consignment and disclose the amount of inventory on location at third-party logistics providers, if material.

Note 7 — Goodwill and Acquired Intangible Assets, Net, page 85

5. We note from your disclosures on page 68 that you aggregate two components - Storage, and Smart Networked Devices and Solutions – into a single reporting unit for goodwill impairment testing. Please explain how you determine your reporting units under ASC 350-20-35-33 through 38. In addition, explain how the components meet the aggregation criteria in ASC 280-10-50-11.

6. We note that you obtained an independent valuation to complete the step one assessment of your goodwill impairment analysis. Please revise future filings to clarify the nature and extent of the independent valuation specialist's involvement and management's reliance on the independent valuation. Please refer to Question 141.02 of the Compliance and Disclosure Interpretations on Securities Act Sections, which can be found at http://www.sec.gov/divisions/corpfin/guidance/sasinterp.htm, and would be applicable to the extent your Form 10-K is incorporated by reference into any registration statement.

Item 9A. Controls and Procedures

Audit Committee Investigation, page 110

7. We note that you recognized certain pull-in and distributor transactions prematurely. Please tell us the amount of the premature revenue and the periods impacted. Describe to us the provisions of your revenue recognition policy in place at the time that resulted in the premature recognition of certain pull-in and distributor transactions. Explain to us the changes you made to these policies and when.

8. Please tell us how the audit committee reached the conclusion in clause (b) of the first full paragraph on page 111 given the conclusions it reached in clause (a) of that paragraph.

Form 8-K filed July 27, 2016

Exhibit 99.1

9. We note that in reconciling GAAP net income to non-GAAP net income you present the income tax effects related to the adjustments with other items in the caption named "Other" and not as a separate adjustment that is clearly explained, which is inconsistent with Question 102.11 of the updated Compliance and Disclosure Interpretations issued on May 17, 2016. Please review this guidance when preparing your next earnings release.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Eric Atallah at (202) 551-3663 or Lynn Dicker, Senior Accountant, at (202) 551-3616 if you have questions regarding comments on the financial statements and related matters. Please contact Brian Soares at (202) 551-3580 or Timothy Buchmiller, Senior Attorney, at (202) 551-3635 with any other questions.

Sincerely,

/s/ Lynn Dicker for

Kevin J. Kuhar
Accounting Branch Chief
Office of Electronics and Machinery